FOR IMMEDIATE RELEASE: December 9, 2009	PR09-25

Atna Announces Closing of Gold Participating Bond Offering

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) is pleased to announce that, further to its news release dated November 23, 2009, it has closed a private placement offering (the (“Offering”) of US$14.5 million of Gold Participating Bonds (“Bonds”). The Offering was arranged by Canaccord Adams Limited and CAT Brokerage AG. Canaccord Adams Limited also acted as placing agent in connection with the Offering.

The Bonds, which will mature on December 31, 2013, will bear interest at a rate of 10 percent per annum on the declining balance. The Bonds will be redeemed in sixteen equal quarterly installments equivalent to the market value of approximately 814 ounces of gold per quarter based on a closing gold price prior to the end of each quarter. The quarterly payments will be converted to participating interests in a gold exchange-traded fund approximately equivalent to the value of ounces delivered.

It is anticipated that the amount of gold committed over the term of the Bonds will represent less than 10 percent of the average annual forecast gold production of Atna's wholly-owned Briggs Mine in California. Atna intends to use the proceeds of the Offering to initiate construction and development of its Reward Gold Mine in Nevada and for general corporate purposes.

"We are very pleased to close this transaction and obtain timely development funding for Atna. This non-dilutive financing structure represents a very manageable call on the growing gold production at our Briggs Mine. This financing will allow Atna to initiate construction of the Reward gold project,” states James Hesketh, President and CEO.

For additional information on Atna, please visit our website at www.atna.com.

This news release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to the sale of gold participating bonds and the proposed use of proceeds. Such statements include, without limitation, statements regarding the amount of gold to be committed under the Bonds and the proposed use of proceeds. Although Atna believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of Atna’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Atna disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: management’s decision to change the use of proceeds based on changing circumstances, Atna might encounter problems such as the significant depreciation of metals prices, accidents and other risks associated with mining exploration and development operations, the risk that Atna will encounter unanticipated geological factors, Atna’s need for and ability to obtain additional financing, and the other risk factors discussed in greater detail in Atna’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including Atna’s 2008 Form 20-F dated March 31, 2009.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com